Exemption File No. 82-35011

PFAX201

09046837

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	13-Aug-2009
Time	14:12:18
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Response to ASX Price and Volume Query

SUPPL

RECEIVED
2009 AUG 26 A 8:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

dw 8/27

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Emeco Holdings Limited

13 August 2009

Greg Coulson
Australian Stock Exchange Ltd
Exchange Plaza
Level 8
2 The Esplanade
Perth WA 6000

By email to greg.coulson@asx.com.au

Dear Sir

Price and volume query

I refer to the questions set out in your letter of 12 August 2009 regarding the change in price of the ordinary shares of Emeco Holdings Ltd (**Company**), and an increase in the volume of shares traded, between 10 August 2009 and 12 August 2009.

The Company's response to each of ASX's questions is as follows:

Questions 1 & 2

The Company has received an unsolicited, indicative non-binding proposal to acquire 100% of the Company from a financial investment firm. The proposal is preliminary and incomplete and shareholders are advised that this approach may or may not lead to a formal proposal being put to Emeco. As yet there has been no engagement with the investment firm and the Board notes the Company remains in blackout pending the publication of its annual report on 26 August 2009.

The Emeco Board will consider any offer or proposal it receives having regard to all alternatives available to the Company.

The Company will keep the market informed of any material developments and has retained UBS AG, Australia Branch and Baker & McKenzie to assist it in relation to this matter.

PO Box 1173
West Perth WA 6872

Ground Floor, 10 Ord Street
West Perth WA 6005

Telephone: (08) 9420 0222
Facsimile: (08) 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Question 3

The Company is not aware of any other explanation for the price and volume change. However, management is providing a further update in relation to Emeco's fiscal 2009 result in the attached market release. Shareholders should note that audited accounts have not as yet been finalised and remain subject to audit sign off and Board approval.

Question 4

We can confirm that to the best of the Company's knowledge it remains in compliance with the listing rules and, in particular, listing rule 3.1.

Yours faithfully

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

Emeco Holdings Limited

ACN 112 188 815

Market release
13 August 2009

Emeco market update

Indicative proposal received

The Company has received an unsolicited, indicative non-binding proposal to acquire 100% of the Company from a financial investment firm. The proposal is preliminary and incomplete and shareholders are advised that this approach may or may not lead to a formal proposal being put to Emeco. As yet there has been no engagement with the investment firm and the Board notes the Company remains in blackout pending the publication of its annual report on 26 August 2009.

The Emeco Board will consider any offer or proposal it receives having regard to all alternatives available to the Company.

The Company will keep the market informed of any material developments and has retained UBS AG, Australia Branch and Baker & McKenzie to assist it in relation to this matter.

Update on Full Year Results

Emeco expects to announce its results for fiscal year 2009 on 26th August 2009. While audited accounts have not been finalised, management expects full year profits prior to restructuring and impairment charges to be approximately $57 – 58 million and within guidance of $56 - $60 million provided to the market on 27 May 2009.

In May, the Company announced that it was reviewing its European operations and that one off impairment and restructuring charges could be incurred. Further to this review, the Company has decided to materially downsize its European operations with resulting restructuring and impairment charges of approximately $27 million.

Due to the global financial crisis and its inevitable impact on our North American businesses, the Company also expects to announce some additional impairment charges of approximately $18 million. These charges comprise impairment of goodwill and tax assets due to ongoing earnings volatility in the US business and write-downs in relation to the carrying value of specific small sized civil construction equipment in the US and Canada due to reduced activity in the North American civil construction industry.

The combined impact of all impairment and restructuring charges is expected to reduce net tangible assets per share by 6% from $0.79 to $0.74 as at 30 June 2009 subject to finalisation of audited accounts. Of the total impairment and restructuring charges of approximately $45 million, $43 million of the write down is of a non cash nature.

Unaudited estimated impairment and restructuring charges

A$	Goodwill & Tax Assets	Rental & Sales Inventory	Provision for Doubtful debts	Restructuring provision	TOTAL $M
Europe	(9.6)	(10.2)	(4.2)	(2.9) [(1)]	(26.8)
USA	(9.9)	(3.5)			(13.4)
Canada		(4.2)			(4.2)
Total	**(19.5)**	**(17.9)**	**(4.2)**	**(2.9)**	**44.5**

(1) Includes $0.9 million non-cash mark-to-market of ineffective €10m interest rate swap

The Company expects to announce an annual operating cash flow of approximately $175 million with a corresponding free cash flow after capital expenditure and dividends of $46 million. Net debt has reduced to approximately $331 million at 30 June 2009 and the Company remains comfortably compliant with its debt covenants.

The Company expects to provide a full update to the market with its results announcement on 26 August 2009, including the dividend for the second half and commentary regarding outlook for FY10 at that time.

Enquiries can be directed to:

Peter Brookes
Citadel Communications
T - (02) 9290 3033
D - (02) 9290 3076
M - 0407 911 389

About Emeco

Emeco is a leading global provider of heavy earthmoving equipment with offices in Australia, Indonesia, the Netherlands, Canada and the USA. Emeco has integrated rental, sales, parts, maintenance and procurement into a single business for high reliability, low-houred heavy earth moving equipment for the mining and civil construction sectors. Emeco is not aligned with any earthmoving equipment manufacturer. Its rental fleet comprises more than 1,000 machines and includes equipment manufactured by Caterpillar, Hitachi, Komatsu, Liebherr and Volvo.

Emeco's ordinary shares are traded on the Australian Stock Exchange under ASX code EHL.

Exemption File No. 82-35011

PFAX201

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	13-Aug-2009
Time	14:12:25
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Market update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Emeco Holdings Limited

ACN 112 188 815

Market release
13 August 2009

Emeco market update

Indicative proposal received

The Company has received an unsolicited, indicative non-binding proposal to acquire 100% of the Company from a financial investment firm. The proposal is preliminary and incomplete and shareholders are advised that this approach may or may not lead to a formal proposal being put to Emeco. As yet there has been no engagement with the investment firm and the Board notes the Company remains in blackout pending the publication of its annual report on 26 August 2009.

The Emeco Board will consider any offer or proposal it receives having regard to all alternatives available to the Company.

The Company will keep the market informed of any material developments and has retained UBS AG, Australia Branch and Baker & McKenzie to assist it in relation to this matter.

Update on Full Year Results

Emeco expects to announce its results for fiscal year 2009 on 26th August 2009. While audited accounts have not been finalised, management expects full year profits prior to restructuring and impairment charges to be approximately $57 – 58 million and within guidance of $56 - $60 million provided to the market on 27 May 2009.

In May, the Company announced that it was reviewing its European operations and that one off impairment and restructuring charges could be incurred. Further to this review, the Company has decided to materially downsize its European operations with resulting restructuring and impairment charges of approximately $27 million.

Due to the global financial crisis and its inevitable impact on our North American businesses, the Company also expects to announce some additional impairment charges of approximately $18 million. These charges comprise impairment of goodwill and tax assets due to ongoing earnings volatility in the US business and write-downs in relation to the carrying value of specific small sized civil construction equipment in the US and Canada due to reduced activity in the North American civil construction industry.

The combined impact of all impairment and restructuring charges is expected to reduce net tangible assets per share by 6% from $0.79 to $0.74 as at 30 June 2009 subject to finalisation of audited accounts. Of the total impairment and restructuring charges of approximately $45 million, $43 million of the write down is of a non cash nature.

Unaudited estimated impairment and restructuring charges

A$	Goodwill & Tax Assets	Rental & Sales Inventory	Provision for Doubtful debts	Restructuring provision	TOTAL $M
Europe	(9.6)	(10.2)	(4.2)	(2.9) [(1)]	(26.8)
USA	(9.9)	(3.5)			(13.4)
Canada		(4.2)			(4.2)
Total	**(19.5)**	**(17.9)**	**(4.2)**	**(2.9)**	**44.5**

(1) Includes $0.9 million non-cash mark-to-market of ineffective €10m interest rate swap

The Company expects to announce an annual operating cash flow of approximately $175 million with a corresponding free cash flow after capital expenditure and dividends of $46 million. Net debt has reduced to approximately $331 million at 30 June 2009 and the Company remains comfortably compliant with its debt covenants.

The Company expects to provide a full update to the market with its results announcement on 26 August 2009, including the dividend for the second half and commentary regarding outlook for FY10 at that time.

Enquiries can be directed to:

Peter Brookes
Citadel Communications
T - (02) 9290 3033
D - (02) 9290 3076
M - 0407 911 389

About Emeco

Emeco is a leading global provider of heavy earthmoving equipment with offices in Australia, Indonesia, the Netherlands, Canada and the USA. Emeco has integrated rental, sales, parts, maintenance and procurement into a single business for high reliability, low-houred heavy earth moving equipment for the mining and civil construction sectors. Emeco is not aligned with any earthmoving equipment manufacturer. Its rental fleet comprises more than 1,000 machines and includes equipment manufactured by Caterpillar, Hitachi, Komatsu, Liebherr and Volvo.

Emeco's ordinary shares are traded on the Australian Stock Exchange under ASX code EHL.